PROMOTIX, INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023, AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
PromoTix, Inc.
Christiansted, U.S. Virgin Islands

We have reviewed the accompanying financial statements of PromoTix, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2023, and December 31, 2022, and the related statements of operations, changes in stockholders' equity, and cash flows for the years ending December 31, 2023 and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

June 3, 2024
Los Angeles, California

PROMOTIX, INC.

BALANCE SHEETS

(UNAUDITED)

As of December 31,		**2023**		**2022**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	66,572	$	46,304
Prepaids and Other Current Assets		156,677		-
Total Current Assets		**223,249**		**46,304**
Property and Equipment, net		4,871		6,981
Total Assets	**$**	**228,120**	**$**	**53,285**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Current Portion of Loans and Notes	$	13,352	$	13,106
Line of Credit		165,456		-
Total Current Liabilities		**178,808**		**13,106**
Loans and Promissory Notes, net of current portion		111,227		126,965
Simple Agreement for Future Equity (SAFEs)		1,901,153		1,701,153
Total Liabilities		**2,191,188**		**1,841,224**
STOCKHOLDERS' EQUITY				
Common Stock		565		565
Additional Paid in Capital		27,395		27,194
Subscription Receivable		(140,636)		(140,636)
Accumulated Deficit		(1,850,392)		(1,675,062)
Total Stockholders' Equity		**(1,963,068)**		**(1,787,939)**
Total Liabilities and Stockholders' Equity	**$**	**228,120**	**$**	**53,285**

See accompanying notes to financial statements.

PROMOTIX, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ 693,244	$ 265,798
Gross Profit	**693,244**	**265,798**
Operating Expenses:		
General and Administrative	643,019	533,997
Sales and Marketing	182,350	242,124
Total Operating Expenses	**825,369**	**776,121**
Operating Loss	**(132,125)**	**(510,323)**
Interest Expense	15,655	-
Other Loss/(Income)	27,550	146,243
Loss Before Provision For Income Taxes	**(175,330)**	**(656,566)**
Provision/(Benefit) For Income Taxes	-	-
Net Loss	**$ (175,330)**	**$ (656,566)**

See accompanying notes to financial statements.

PROMOTIX, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

	Common Stock		Additional Paid In Capital	Subscription Receivable	Accumulated Deficit	Total Stockholders' Equity
(in , $US)	**Shares**	**Amount**				
Balance—December 31, 2021	5,550,927	**$ 555**	**$ 26,198**	**$ (140,626)**	**$ (1,018,496)**	**$ (1,132,369)**
Issuance of Stock	100,000	10	-	(10)	-	-
Share-Based Compensation	-	-	996	-	-	996
Net Loss	-	-	-	-	(656,566)	(656,566)
Balance—December 31, 2022	5,650,927	565	27,194	(140,636)	$ (1,675,062)	**$ (1,787,939)**
Share-Based Compensation	-	-	201	-	-	201
Net Loss	-	-	-	-	(175,330)	(175,330)
Balance—December 31, 2023	**5,650,927**	**$ 565**	**$ 27,395**	**$ (140,636)**	**$ (1,850,392)**	**$ (1,963,068)**

See accompanying notes to financial statements.

For The Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(175,330)	$	(656,566)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation Expense		2,241		2,214
Share-based Compensation Expense		201		996
Fair Value In Excess Of Stated Value Of Derivative Instrument		-		146,243
Changes in operating assets and liabilities:				
Prepaids and Other Current Assets		(156,677)		-
Net Cash Used In Operating Activities		**(329,565)**		**(507,113)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchase of Property and Equipment		(131)		(1,688)
Net Cash Used In Investing Activities		**(131)**		**(1,688)**
CASH FLOW FROM FINANCING ACTIVITIES				
Line of Credit		165,456		-
Repayment of Promissory Notes and Loans		(15,492)		-
Borrowing on SAFEs		200,000		349,970
Net Cash Provided By Financing Activities		**349,964**		**349,970**
Change In Cash and Cash Equivalents		20,268		(158,831)
Cash—Beginning of the Year		46,304		205,135
Cash—End of the Year	**$**	**66,572**	**$**	**46,304**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During The Year For Interest	$	15,655	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

PromoTix, Inc. was incorporated on December 16, 2019, in the state of the Territory of the Virgin Island of the United States. The financial statements of PromoTix, Inc. (which may be referred to as the “Company”, “we”, “us”, or “our”) are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in Christiansted, U.S. Virgin Islands.

PromoTix is a startup event ticketing and marketing technology platform empowering event organizers to throw bigger, better and more profitable events that create life-long memories for the people that attend them. We give event creators the ability to control and drive attendance for venues, festivals, sporting events, concerts, community events, conferences and more — by providing them the tools and resources they need to cohesively plan, promote, and produce live experiences around the world.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company’s financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America (“GAAP” and “US GAAP”).

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company’s cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, and December 31, 2022, the Company’s cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management’s evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023, and 2022, the Company determined an allowance for expected credit loss of $27,550 and $0, respectively.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Computer Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

PromoTix, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification (“ASC”) 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- In-store Sales: Revenue is recognized at point-in-time when customer takes possession of the goods.
- Online Sales: Revenue is recognized at point-in-time when the goods are delivered to the customer.
- Wholesale Transactions: Revenue is recognized at point-in-time when the goods are shipped or delivered to the wholesale customer.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $182,350 and $242,124, respectively, which is included in sales and marketing expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 3, 2024, which is the date the financial statements were issued.

3. PROPERTY AND EQUIPMENT

As of December 31, 2023 and December 31, 2022, property and equipment consists of:

As of Year Ended December 31,	2023	2022
Computer Equipment	$ 11,203	$ 11,072
Property and Equipment, at cost	**11,203**	**11,072**
Accumulated Depreciation	(6,332)	(4,091)
Property and Equipment, net	**$ 4,871**	**$ 6,981**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2023 and 2022 was in the amount of $2,241 and $2,214, respectively.

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of common stock at a par value of $0.0001. As of December 31, 2023, and December 31, 2022, 5,650,927 have been issued and are outstanding.

5. SHAREBASED COMPENSATION

During 2020, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,000,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

For The Year Ended December 31,	2023
Expected life (years)	10
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	$ -	$ 0.06	-
Granted	20,000	0.06	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2022	**$ 20,000**	**$ 0.06**	**2.09**
Exercisable Options at December 31, 2022	**$ 16,640**	**$ 0.06**	**2.09**
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2023	**$ 20,000**	**$ 0.06**	**1.09**
Exercisable Options at December 31, 2023	**$ 20,000**	**$ 0.06**	**1.09**

Stock option expenses for the years ended December 31, 2023, and December 31, 2022 were $201 and $996, respectively.

6. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2023			For the Year Ended December 2022		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note - Amanda Cosenza	$ 49,577	1.86%	12/1/2021	12/1/2031	$ 4,726	$ 39,368	$ 44,094	$ 4,639	$ 44,938	$ 49,577
Promissory Note - Leah Simons	90,494	1.86%	12/1/2021	12/1/2031	8,626	71,859	80,485	8,467	82,027	90,494
Total					**$ 13,352**	**$ 111,227**	**$ 124,579**	**$ 13,106**	**$ 126,965**	**$ 140,071**

The summary of the future maturities is as follows:

For The Year Ended December 31,	
2024	$ 13,352
2025	13,593
2026	13,858
2027	14,118
2028	14,383
Thereafter	55,276
Total	**$ 124,579**

Line of Credit

In 2023, The Company obtained a line of credit with Select Financials, LLC with borrowings limits up to $1,000,000. Interest shall accrue on a monthly basis on the unpaid principal balance of the Note from time to time outstanding at a rate equal to the 30-Day SOFR Based- Rate plus TEN PERCENT (10%). This line of credit will expire on May 1, 2025 ("Termination Date") unless sooner terminated by the Lender upon the occurrence of an Event of Default. As of December 31, 2023, and 2022, the Company withdrew $165,456 and $0, respectively, on the line of credit.

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

					As of Year Ended December 31,	
SAFE(s)	**Borrowing Period**	**Valuation Cap**	**Discount**	**Principal Amount**	**2023**	**2022**
Safes 2019	Fiscal Year 2019	$ 5,000,000	100%	$ 79,911	$ 79,911	$ 79,911
Safes 2020	Fiscal Year 2020	$ 5,000,000	90%	375,000	375,000	375,000
Safes 2021	Fiscal Year 2021	$ 5,000,000	90%	750,000	750,000	750,000
Safes 2022	Fiscal Year 2022	$ 5,000,000	85%	350,000	350,000	350,000
Safes 2023	Fiscal Year 2023	$ 10,000,000	85%	200,000	200,000	-
Change in Fair Value of SAFEs					146,243	146,243
Total SAFE(s)				**$ 1,754,911**	**$ 1,901,153**	**$ 1,701,153**

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event.

The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023, and December 31, 2022, consists of the following:

For The Year Ended December 31,		2023		2022
Net Operating Loss	$	(36,819)	$	(93,666)
Valuation Allowance		36,819		93,666
Net Provision for income tax	**$**	**-**	**$**	**-**

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, and December 31, 2022, are as follows:

As of December 31,		2023		2022
Net Operating Loss	$	(278,190)	$	(241,370)
Valuation Allowance		278,190		241,370
Total Deferred Tax Asset	**$**	**-**	**$**	**-**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023, and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,324,712, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,324,712. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY

There are no related party transactions

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through June 3, 2024, which is the date the financial statements were available to be issued.

Subsequent to year end, the Company paid the outstanding balance of $165,456 on the line of credit from Select Financials, LLC.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $132,125, an operating cash flow loss of $329,565 and liquid assets in cash of $66,572, which less than a year worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.